NEWS RELEASE

EMX Royalty Congratulates Boreal on High Grade Drill Results at the
Gumsberg Zinc-Lead-Silver Royalty Property in Sweden

Vancouver, British Columbia, March 1, 2018 (TSX Venture: EMX; NYSE American: EMX) – EMX Royalty Corporation (the“Company” or “EMX”) is pleased to announce drill results from Boreal Metals Corp.'s ("Boreal") (TSX Venture: BMX) first five holes totaling 1,146.7 meters of an ongoing diamond drill program that confirm high grade zinc-lead-silver mineralization with associated copper and gold credits at EMX's Gumsberg royalty property. Gumsberg is located in the Bergslagen mining district of southern Sweden. Boreal’s current drill program, which is planned for a total of 2,500 meters, targets a number of precious and base metal-rich massive sulfide zones on the Gumsberg property. Of particular significance is the intersection of multiple styles of massive sulfide mineralization, including silver-rich zinc and lead mineralization in hole BM-17-005, which was drilled in the vicinity of the historic Östersilvberg Mine, Sweden’s largest silver producer in medieval times. The intercepts from BM-17-005 include 10.94 meters (122.30 -133.24 m) averaging 16.97% zinc, 8.52% lead, 656.70 g/t silver, and 0.76 g/t gold from drill hole BM-17-005 (true width estimated at 20-50% of reported interval length)1. EMX congratulates Boreal on its drill program's early success and looks forward to further advancement of the Company's Gumsberg royalty property. Please see Appendix 1 of this news release for a table of Boreal's select drill intercepts.

EMX has a 19.9% equity interest in Boreal2 that resulted from the sale of Gumsberg, as well as four other royalty generation properties that include Adak in Sweden, and Tynset, Burfjord, and Modum in Norway3. Adak and Tynset, like Gumsberg, host massive sulfide styles of polymetallic mineralization, Burfjord is characterized by Iron-Oxide-Copper-Gold (“IOCG”) mineralization, and Modum hosts cobalt mineralization that partially surrounds the historic Skuterud mine. In addition to the equity interest in Boreal, EMX retains uncapped 3% NSR royalty interests on each of the five properties sold to Boreal4, and will receive annual advance royalty (“AAR”) payments, and other consideration from the sale of the projects. As well, EMX recently executed an agreement to sell the Guldgruvan cobalt project in Sweden to Boreal Energy Metals Corporation (“BEMC”), a newly created subsidiary of Boreal, for a 5.9% equity ownership in BEMC, an uncapped 3% NSR royalty on the property, and other consideration5.

The Boreal agreements are an excellent example of EMX's execution of the royalty generation aspect of the Company's business model. EMX leveraged in-country geologic and business development expertise to acquire prospective properties on open ground, build value through low cost work programs and targeting, and sell the projects for retained royalty interests, equity interests, and AAR payments. This business strategy has provided EMX with substantial share equity in Boreal, exposure to exploration upside at no additional cost, and the potential for future royalty payments upon the commencement of production.

1 See Boreal news release dated February 28, 2018 for complete tables of drill results.
2 See EMX news release dated February 15, 2018.
3 See EMX news releases dated November 22, 2016 and January 16, 2018.
4 Boreal retains a right to purchase 1% of the NSR royalty on individual projects by paying EMX US $2,500,000 in cash and shares within five years of the closing date.
5 See EMX news release dated February 9, 2018. BEMC retains a right to purchase 1% of the NSR royalty on the project by paying EMX US $2,500,000 in cash and shares within five years of the closing date. The issuance of BEMC shares to EMX is subject to TSX Venture Exchange approval.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.emxroyalty.com

After the initial sale of assets to Boreal, EMX has continued to build a new portfolio of precious metals, base metals, and cobalt properties in Scandinavia. These properties are available for partnership. Please seewww.emxroyalty.com for more information.

Reference to the adjacent Skuterud mine property provides context for the Modum project, which occurs in a similar geologic setting. However, this is not necessarily indicative that the project hosts mineralization with similar tonnage or grade.

Dr. Eric P. Jensen, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

Other Company News. EMX is pleased to announce the appointment of Ms. Marien Segovia as Corporate Secretary, taking on the position held by Kim Casswell since 2015. Ms. Segovia has over 17 years of experience in the administration of natural resource companies listed on Canadian and US exchanges, with appointments that included responsibilities as corporate secretary, corporate administrator, and paralegal. Ms. Segovia has a BA degree in Business Information Systems and a Corporate & Securities Paralegal Certification. She is also a Certified Spanish Translator and Member of the B.C. Society of Translators & Interpreters.

The Company takes this opportunity to thank Ms. Casswell for her years of service as a key member of the management team, which also includes the period from 2003-2010 during the early growth of EMX.

About EMX. EMX leverages asset ownership and exploration insight into partnerships that advance our mineral properties, with EMX receiving pre-production payments and retaining royalty interests. EMX complements its royalty generation initiatives with royalty acquisitions and strategic investments.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EMXroyalty.com	Email: SClose@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements
This news release may contain “forward looking statements”that reflect the Company’s current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merits of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as “estimate,”“intend,” “expect,”“anticipate,” “will”, “believe”, “potential” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.emxroyalty.com

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the nine month period that ended on September 30, 2017 (the “MD&A”), and the most recently filed Form 20-F for the year that ended on December 31, 2016, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the 20-F and financial statements of the Company, is available on SEDAR at www.sedar.comand on the SEC’s EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.emxroyalty.com

Appendix 1

Selected drill intercepts reported in Boreal's February 28, 2018 news release.

Hole	From	To	Length	Ag	Zn	Pb	Cu	Au	Prospect
ID	Meters	Meters	Meters	g/t	%	%	%	g/t	Name
BM-17-001X	99.30	106.00	6.70	16.39	5.19	1.08	0.30	0.08	Vallberget
Incl.	101.30	104.40	3.10	32.34	10.97	2.25	0.39	0.16
BM-17-002 X	88.10	88.62	0.52	1.63	5.65	0.06	0.19	0.05	Vallberget
BM-17-002 X	92.30	94.20	1.90	51.75	13.55	5.23	0.27	0.34	Vallberget
Incl.	92.63	93.57	0.94	99.60	26.70	10.45	0.13	0.54
BM-17-003 X	101.35	102.55	1.20	25.00	6.73	2.10	0.35	0.12	Vallberget
BM-17-004 X	105.77	106.37	0.60	24.94	4.81	1.96	0.01	0.02	Vallberget
BM-17-005 Y	122.30	133.24	10.94	656.70	16.97	8.52	0.03	0.76	Östersilvberg
Incl.	122.30	127.45	5.15	1172.00	30.59	14.87	0.05	1.07
And	128.92	129.76	0.84	1113.00	33.09	17.20	0.04	1.32
And	132.90	133.24	0.34	487.00	0.06	5.44	0.06	4.00
BM-17-005 Y	155.43	165.00	9.57	183.90	5.87	2.33	0.04	0.52	Östersilvberg
Incl.	155.43	161.00	5.57	288.65	9.04	3.59	0.04	0.87
And	163.71	165.00	1.29	113.00	4.44	1.75	0.04	0.09
BM-17-005Y	178.16	179.00	0.84	218.02	11.56	5.77	0.04	0.30	Östersilvberg

X Apparent widths reported - true widths are estimated between 80-100% of reported intervals.
Y Apparent widths reported - true widths are estimated at 20-50% of reported interval.

Statement of Quality Control, Quality Assurance and Core Handling Protocols reported in Boreal's February 28, 2018 news release.

Drill core is logged and prepped for sampling before submittal to ALS in Malå, Sweden where it is cut, bagged and prepped for analysis. Accredited control samples (blanks and accredited standards) are inserted into the sample intervals regularly. Samples are dried (if necessary), weighed, crushed (70% < 2mm), and riffle split into two fractions. One is retained (coarse reject) and the other is pulverized to 85% < 75µm. Pulps are analyzed by ultra-trace ICP-MS (ME-MS41) and ICP-AES Au-Pt-Pd (PGM-ICP23). Over detection limit samples are reanalyzed using ore grade ICP-AES by aqua regia (ME-OG46) or by AAS in the case of high grade zinc (Zn-AAORE).

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.emxroyalty.com